UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-36465

PARAGON OFFSHORE PLC

(in administration)(1)

(Exact name of registrant as specified in its charter)

3151 Briarpark Drive, Suite 700

Houston, TX  77042

+1 832 783 4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, Nominal Value $0.01 per Share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 171

Pursuant to the requirements of the Securities Exchange Act of 1934, Paragon Offshore plc (in administration) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 18, 2017
PARAGON OFFSHORE PLC (in administration) acting by David Soden, one of the Joint Administrators, acting as agent and without personal liability

		By:	/s/ David Soden

(1)  Neville Barry Kahn and David Philip Soden were appointed joint administrators (the “Joint Administrators”) of Paragon Offshore Plc (in administration) (the “Company”) on 23 May 2017. The affairs, business and property of the Company are managed by the Joint Administrators.